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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       SUNRISE EDUCATIONAL SERVICES, INC.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    867693
                           ------------------------
                                 (CUSIP Number)

                               Steven N. Bronson
                         Barber & Bronson Incorporated
                      201 South Biscayne Blvd., Suite 2950
                             Miami, Florida  33131
                                (305) 536-8500
        --------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:

                           Linda C. Frazier, Esquire
                                Broad and Cassel
                          201 South Biscayne Boulevard
                                   Suite 3000
                             Miami, Florida  33131

                               February 12, 1997
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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                                  SCHEDULE 13D

---------------------                                   ----------------------
CUSIP NO.  867693                                       PAGE 2 OF 7 PAGES
---------------------                                   ----------------------

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1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Steven N. Bronson

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                      (b)[ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

        OO

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

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6       CITIZENSHIP OF PLACE OF ORGANIZATION

        U.S.A.

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                       7  SOLE VOTING POWER

     NUMBER OF            -0-
      SHARES          --------------------------------------------------------
   BENEFICIALLY        8  SHARED VOTING POWER
     OWNED BY
       EACH               377,586
     REPORTING        --------------------------------------------------------
      PERSON           9  SOLE DISPOSITIVE POWER
       WITH
                          181,800
                      --------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          377,586
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        559,386

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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                          [X]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.0%

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14      TYPE OF REPORTING PERSON*

        IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SCHEDULE 13D
---------------------                                   ----------------------
CUSIP NO.  867693                                       PAGE 3 OF 7 PAGES
---------------------                                   ----------------------

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1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Private Opportunity Partners II, Ltd.

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]

                                                                      (b)[ ]
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3       SEC USE ONLY

------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF

------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

------------------------------------------------------------------------------
6       CITIZENSHIP OF PLACE OF ORGANIZATION

        U.S.A.

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                       7  SOLE VOTING POWER

     NUMBER OF            377,586
      SHARES          --------------------------------------------------------
   BENEFICIALLY        8  SHARED VOTING POWER
     OWNED BY
       EACH               -0-
     REPORTING        --------------------------------------------------------
      PERSON           9  SOLE DISPOSITIVE POWER
       WITH
                          377,586
                      --------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          -0-
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        377,586

------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                          [X]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.4%

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14      TYPE OF REPORTING PERSON*

        PN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 4 of 7 Pages


   Item  1.  Security and Issuer.
             -------------------

   This Statement on Schedule 13D relates to shares of the Issuer's common stock, $.01 par value per share (the "Common Stock"), of Sunrise Educational Services, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 9128 East San Salvador, Suite 200, Scottsdale, Arizona 85258.

   Item 2.  Identity and Background.
            -----------------------

   (a) This Statement on Schedule 13D is being filed on behalf of Steven N. Bronson and Private Opportunity Partners II, Ltd., a Florida limited partnership ("POP II"). B&B Management Group II, Inc., a Florida corporation ("B&B II"), is the general partner of POP II.

   (b) Mr. Bronson's business address and the Partnership's business address is 201 South Biscayne Boulevard, Suite 2950, Miami, Florida 33131.

   (c) Mr. Bronson is the President of Barber & Bronson Incorporated, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). POP II is engaged in the business of investing in securities.

   (d) During the last five years, neither Mr. Bronson, POP II nor B&B II were convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) During the last five years, neither Mr. Bronson, POP II nor B&B II were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

   (f) Mr. Bronson is a citizen of the United States of America. POP II is a Florida limited partnership and B&B II is a Florida corporation.

   Item 3.  Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

   POP II acquired shares of Common Stock and shares of the Issuer's Series B Preferred Stock and Series C Preferred Stock, both of which are immediately convertible into shares of Common Stock, from a shareholder of the Issuer, utilizing working capital. In addition, warrants to purchase shares of Common Stock were transferred to Mr. Bronson from Barber & Bronson Incorporated in consideration for services rendered.

                                                               Page 5 of 7 Pages

   Item  4.  Purpose of Transaction.
             ----------------------

   POP II and Mr. Bronson acquired securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease their position in the Issuer.

   Except as described below, neither POP II, B&B II nor Mr. Bronson have any plans or proposals which may relate or would result in:

   (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

   (e) Any material change in the present capitalization or dividend policy of the Issuer;

   (f) Any other material change in the Issuer's business or corporate structure;

   (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

   (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

   (j) Any action similar to any of those enumerated above.

                                                               Page 6 of 7 Pages

   Notwithstanding the foregoing, the undersigned are aware of a Standstill Agreement dated as of January 31, 1997 by and between the Issuer, BC Capital Corp. and Barber & Bronson Incorporated entered into in connection with the acquisition by POP II of shares of the Issuer's Common Stock and Series B Preferred Stock from a stockholder of the Issuer. Such agreement provides that upon consummation of the acquisition, the Issuer will proceed with the redemption of the rights to purchase shares of Series A Participating Preferred Stock for each share of Common Stock outstanding (the "Rights"). Such redemption shall have the effect of changing the present capitalization of the Issuer.

   Item  5.  Interest in Securities of the Issuer.
             ------------------------------------

   (a)(b) POP II may be deemed to beneficially own an aggregate of 377,586 shares of Common Stock, representing approximately 11.4% of the total shares of Common Stock deemed outstanding. Such shares of Common Stock represent 41,116 shares of Common Stock owned of record by the POP II (with respect to which POP II may be deemed to have sole voting and dispositive power), 250,000 shares of Series B Preferred Stock convertible into 250,000 shares of Common Stock, and 15,000 shares of Series C Preferred Stock convertible into 86,470 shares of Common Stock. Mr. Bronson may be deemed to beneficially own an aggregate 559,386 shares of Common Stock, representing approximately 16.0% of the total shares of Common Stock deemed outstanding. Such shares of Common Stock include 377,586 shares beneficially owned by POP II and with respect to which Mr. Bronson may be deemed to have shared voting and dispositive power and 181,800 shares of Common Stock issuable upon exercise of warrants owned of record by Mr. Bronson and with respect to which Mr. Bronson may be deemed to have sole dispositive power.

   The foregoing shares do not include any shares of Common Stock and/or Preferred Stock held of record in the trading account of Barber & Bronson Incorporated and, with respect to which shares, POP II and Mr. Bronson disclaim beneficial ownership.

   (c)  Not applicable.

   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

   (e)  Not applicable.

   Item 6.   Contracts, Arrangements, Understandings or Relationships with
             -------------------------------------------------------------
             Respect to Securities of the Issuer.
             -----------------------------------

             None.

   Item 7.   Material to be Filed as Exhibits.
             --------------------------------

             None.
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                                                               Page 7 of 7 Pages

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


                                    PRIVATE OPPORTUNITY PARTNERS II, LTD., a
                                    Florida limited partnership

                                    By:  B&B Management Group II, Inc., a
                                         Florida corporation, General Partner


Date:  As of March 3, 1997             By: /s/ Steven N. Bronson
                                           ------------------------------------
                                           Steven N. Bronson, President


Date:  As of March 3, 1997          /s/ Steven N. Bronson
                                    ----------------------
                                    Steven N. Bronson